As confidentially submitted to the Securities and Exchange Commission on December 21, 2020.
This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Immunocore Limited1
(Exact name of registrant as specified in its charter)
England and Wales (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)
92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
Tel: +44 1235 438600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Immunocore, LLC
Six Tower Bridge, Suite 200
181 Washington Street
Conshohocken, Pennsylvania 19428
United States
Tel: +1 484 534 5261
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Divakar Gupta Eric W. Blanchard Courtney T. Thorne Cooley LLP 55 Hudson Yards New York, New York 10001 +1 212 479 6000	Nicola Maguire Claire Keast-Butler Thomas Goodman Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7583 4055	Simon Witty Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR United Kingdom +44 20 7418 1300	Richard D. Truesdell, Jr. Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 212 450 4000
Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.
Emerging growth company ☑
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, nominal value £0.0001 per share(3)(4)	$	$
(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional American Depositary Shares, or ADSs, that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)	These ordinary shares are represented by ADSs, each of which represents ordinary shares of the Registrant.
(4)	ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333- ).
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.
[1]
We expect that a new company with limited liability incorporated under the laws of England and Wales, named Immunocore Holdings Limited, will become the holding company of Immunocore Limited and will be the Registrant. Prior to the completion of this offering, we intend re-register the Registrant as a public limited company under the laws of England & Wales and will change the Registrant’s name from Immunocore Holdings Limited to Immunocore plc. See the section titled “Corporate Reorganization” in the prospectus which forms a part of this registration statement.

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE
This Amendment No. 2 (“Amendment No. 2”) to the draft registration statement on Form F-1 (“Draft Registration Statement”) is being submitted confidentially solely for the purpose of submitting certain exhibits indicated in Part II of this Amendment No. 2 and updating Item 8 of the Draft Registration Statement accordingly. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

PART II
Information Not Required in Prospectus
Item 6.	Indemnification of Directors and Officers.
Subject to the Companies Act 2006, members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s articles of association:
Current and former members of the registrant’s board of directors or officers shall be indemnified for all costs, charges, losses, expenses and liabilities sustained or incurred, including any liability incurred in defending any criminal or civil proceedings in which judgement is given is his favor or in which he is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his behalf or in connection with any application in which the court grants him relief from liability for negligence, default, breach of duty or breach of trust in relation to the registrant’s or its group’s affairs.
In the case of current or former members of the registrant’s board of directors, in compliance with the Companies Act, there shall be no entitlement to indemnification as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the Companies Act in which the court refuses to grant relief to the director.
The registrant may provide any current or former director or officer with funds to meet expenditure incurred or to be incurred by them in connection with any proceedings or application referred to above and otherwise may take any action to enable any such relevant officer to avoid incurring such expenditure. Members of the registrant’s board of directors and its officers who have received payment from the registrant under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.
The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.
Item 7.	Recent Sales of Unregistered Securities.
Set forth below is information regarding share capital issued by us since January 1, 2017. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section titled “Related Party Transactions.”
•
In August 2018, September 2018, October 2018, November 2018 and December 2018, we issued an aggregate of 10,960 ordinary shares to Immunocore Nominees Limited at purchase prices ranging from £0.74 to £150 per share for an aggregate consideration of £101,409.74.

•
In January 2019, February 2019, and March 2019, we issued an aggregate of 4,267 ordinary shares to Immunocore Nominees Limited at purchase prices ranging from £0.74 to £1.99 per share for an aggregate consideration of £4,020.08.

•
In April 2019 and June 2019, we issued an aggregate of 3,043 ordinary shares to Immunocore Nominees Limited at purchase prices ranging from £0.74 to £1.99 per share for an aggregate consideration of £5,373.10.

•
In July 2019 and September 2019, we issued an aggregate of 345 ordinary shares to Immunocore Nominees Limited at purchase prices ranging from £1.99 to £43.37 per share for an aggregate consideration of £11,155.69.

•	On November 4, 2019, we issued 919 ordinary shares to Immunocore Nominees Limited at a purchase price of £1.99 per share for aggregate consideration of £1,828.81.

•	On December 19, 2019, we issued an aggregate of 37,007 ordinary shares to 30 accredited investors and insiders at a purchase price of £0.0001 per share for aggregate consideration of £3.70.
•	On January 9, 2020, we issued 360 ordinary shares to Immunocore Nominees Limited at a purchase price of £1.99 per share for aggregate consideration of £714.60.
•	On February 17, 2020, we issued 184 ordinary shares to Immunocore Nominees Limited at a purchase price of £1.99 per share for aggregate consideration of £366.16.
•	On February 24, 2020, we issued 25 ordinary shares to Immunocore Nominees Limited at a purchase price of £43.37 per share for aggregate consideration of £1,084.25.
•	On March 2, 2020, we issued an aggregate of 33,201 ordinary shares to 30 insiders and accredited investors at a purchase price of £0.0001 per share for an aggregate consideration of £3.32.
•	On March 19, 2020, we issued 289 ordinary shares to Immunocore Nominees Limited at a purchase price of £1.99 per share for aggregate consideration of £575.11.
•	In June 2020, we issued 941 ordinary shares to Immunocore Nominees Limited at a purchase price of £43.37 per share for aggregate consideration of £40,811.17.
•	On September 3, 2020, we issued 230 ordinary shares to Immunocore Nominees Limited at a purchase price of £1.99 per share for aggregate consideration of £457.70.
•	On October 19, 2020, we issued 247 ordinary shares to Immunocore Nominees Limited at a purchase price of £64 per share for aggregate consideration of £15,808.
•
In August 2019, we issued an aggregate of 621,556 series B preferred shares to 5 insiders and accredited investors at a purchase price of £96.19 per share for an aggregate consideration of £59,787,471.64.

•
In March 2020, we issued an aggregate of 527,147 series B preferred shares to 10 insiders and accredited investors at purchase prices ranging from £73.91 to £96.19 per share for an aggregate consideration of £49,747,271.89.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.	Exhibits and Financial Statement Schedules
Exhibits
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association, as amended and as currently in effect.
3.2*	Form of Articles of Association to become effective upon the closing of this offering.
4.1*	Form of Deposit Agreement.
4.2*	Form of American Depositary Receipt (included in exhibit 4.1).
5.1*	Opinion of Cooley (UK) LLP.
10.1*#	Form of Deed of Indemnity between the Registrant and each of its directors and executive officers.
10.2*#	Form of Immunocore plc 2021 Equity Incentive Plan.
10.3*#	Non-Employee Sub Plan to the Immunocore plc 2021 Equity Incentive Plan.
10.4†	Research Collaboration and License Agreement, dated as of June 14, 2013, by and among the Registrant, Genentech, Inc. and F. Hoffman-La Roche Ltd, as amended on September 27, 2016.
10.5†	Collaboration and License Agreement, dated as of June 29, 2013, between the Registrant and GlaxoSmithKline Intellectual Property Development Ltd.
10.6†	Development and License Agreement, dated as of July 11, 2014, between the Registrant and Eli Lilly and Company, as amended on December 21, 2016, September 20, 2017 and December 19, 2018.
10.7†	License Agreement, dated as of September 27, 2016, between the Registrant and Genentech, Inc.
10.8†	License and Collaboration Agreement, dated as of November 15, 2018, by and among the Registrant, Genentech, Inc. and F. Hoffman-La Roche Ltd.
10.9†	Convertible Loan Note Purchase Agreement, dated as of September 13, 2017, between the Registrant and the Bill and Melinda Gates Foundation.
10.10†	Amended and Restated Global Access Commitments Agreement, dated as of March 2, 2020, between the Registrant and the Bill and Melinda Gates Foundation.
10.11*	Form of Registration Rights Agreement between the Registrant and the shareholders listed therein.
10.12	Lease, dated as of March 28, 2017, between MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP, and the Registrant.
10.13	Lease, dated as of December 28, 2017, between MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP, and the Registrant.
10.14	Lease, dated as of March 28, 2017, between MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP, and the Registrant.
10.15†	Assignment and Exclusive License, dated as of January 28, 2015, between the Registrant and Adaptimmune Limited.
10.16	Loan and Security Agreement, dated as of November 6, 2020, among Oxford Finance Luxembourg S.à r.l., the lenders listed on Schedule 1.1 thereof and the Registrant.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of KPMG LLP, the Registrant’s independent registered public accounting firm.
23.2*	Consent of Cooley (UK) LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this registration statement).
†
Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and is the type of information that the Registrant both customarily and actually treats as private and confidential.

*	To be filed by amendment.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
Financial Statement Schedules
None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9.	Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     , on     , 2021.
IMMUNOCORE LIMITED

By:
	Name:	Bahija Jallal, Ph.D.
	Title:	Chief Executive Officer
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bahija Jallal, Ph.D. and Brian Di Donato, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Bahija Jallal, Ph.D.

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Brian Di Donato

	Chairman of the Board of Directors	, 2021
Professor Sir John Bell

	Director	, 2021
Jean-Michel Cosséry, Ph.D.

	Director	, 2021
Travis Coy

	Director	, 2021
Ian Laing

	Director	, 2021
Robert Perez

	Director	, 2021
Kristine Peterson

	Director	, 2021
Professor Sir Peter Ratcliffe

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Immunocore Limited has signed this registration statement or amendment thereto on    , 2021.
IMMUNOCORE, LLC

By:
Name:
Title: